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April 10, 2017 VIA EDGAR Sandra B. Hunter, Staff Attorney Office of Real Estate and Commodities Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-3010	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:    Spirit Realty, L.P.
Spirit Realty Capital, Inc.
Amendment No 1 to Registration Statement on Form S-4
File Nos. 333-216815-01 and 333-216815

Dear Ms. Hunter:
On behalf of Spirit Realty, L.P. (the “Operating Partnership”) and Spirit Realty Capital, Inc. (together with the Operating Partnership, the “Company”), enclosed herewith is Amendment No. 1 (the “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2017, to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), as originally filed with the SEC on March 20, 2017. The Company has amended the Registration Statement in response to comments contained in the letter from the staff (the “Staff”) of the SEC, dated April 4, 2017 (the “Comment Letter”). The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.
For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.
General
1.    We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations required by the no-action letters. Specifically, the company must represent that it has not entered into any arrangement or understanding with any person who will

April 10, 2017

LATHAM & WATKINS LLP

receive exchange securities in the exchange offer to distribute those securities following completion of the offer, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus accordingly. Alternatively, you may provide us with a supplemental letter that includes these representations.
Response:    The Company acknowledges the Staff’s comment and hereby represents that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offer and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities.
The Exchange Offer
Procedures for Tendering
Valid Tender, page 17
2.    Please revise the holder representations to add that the holder has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes. Please revise here and throughout the document as necessary, including but not limited to the representations on page 6 of Exhibit 99.1.
Response:    The Company acknowledges the Staff’s comment and has revised the holder representations on page 15 of the Amendment and page 6 of Exhibit 99.1 to add that the holder has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes.
* * * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-8371 with any questions or comments regarding this correspondence.
Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

Enclosures

cc:    Jay Young, Spirit Realty Capital, Inc.
Prakash Parag, Spirit Realty Capital, Inc.
Lewis W. Kneib, Latham & Watkins LLP